Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 7 DATED JUNE 30, 2009
TO THE PROSPECTUS DATED DECEMBER 3, 2008

This document supplements, and should be read in conjunction with, our prospectus dated December 3, 2008 relating to our offering of 105,000,000 shares of our common stock, as supplemented by Supplement No. 5 dated April 21, 2009 and Supplement No. 6 dated May 15, 2009. Supplement No. 5 superseded and replaced all prior supplements to our prospectus dated December 3, 2008. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering;

•	the election of our directors and appointment of our officers;

•	the renewal of our advisory agreement with our advisor; and

•	information relating to our share repurchase plan.

Status of our Initial Public Offering

As of June 12, 2009, we had received and accepted subscriptions in our offering for 15,630,304 shares of our common stock, or approximately $156,137,000, excluding shares issued pursuant to our distribution reinvestment plan. As of June 12, 2009, approximately 84,369,696 shares remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares in our offering until the earlier of July 19, 2009, or the date on which the maximum amount has been sold.

Election of Directors and Appointment of Officers

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Our Board of Directors and Executive Officers” section beginning on page 4 of the prospectus and the “Management of Our Company — The Directors and Executive Officers” section beginning on page 53 of the prospectus:

At our annual meeting of stockholders held on June 23, 2009, the following individuals were re-elected to our board of directors: Stanley J. Olander, Jr., Glenn W. Bunting, Jr., Robert A. Gary, IV, W. Brand Inlow and Andrea R. Biller. In addition, at the annual meeting of our board of directors held on June 23, 2009, the following officers were reappointed by our board of directors: Stanley J. Olander, Jr. (Chief Executive Officer and President), David L. Carneal (Executive Vice President and Chief Operating Officer), Gustav G. Remppies (Executive Vice President and Chief Investment Officer), Shannon K S Johnson (Chief Financial Officer), Andrea R. Biller (Secretary), and Cora Lo (Assistant Secretary).

Renewal of our Advisory Agreement

The following information should be read in conjunction with the discussion contained in the “Our Advisor — The Advisory Agreement” section beginning on page 61 of the prospectus:

At the annual meeting of our board of directors held on June 23, 2009, our board of directors, including a majority of our independent directors, approved the renewal of the first amended and restated advisory agreement, as amended, with Grubb & Ellis Apartment REIT Advisor, LLC, or our advisor, based upon an evaluation of (1) the advisor’s performance to date, (2) the expenses incurred by us under the advisory agreement in light of our investment performance, net assets and net income, (3) the compensation paid to our advisor in relation to the nature and quality of services performed (and such compensation being within the limits prescribed by our charter), (4) the amount of the fees paid to our advisor in relation to the size, composition and performance of our portfolio; (5) the success of our advisor in generating opportunities that meet our investment objectives; (6) rates charged to other unaffiliated real estate investment trusts and to investors other than real estate investment trusts by advisors performing the same or similar services; (7) additional revenues realized by our advisor and its affiliates through their relationship with us, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by us or by others with whom we do business; (8) the quality and extent of service and advice furnished by our advisor; (9) the performance of our portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and (10) the quality of our portfolio relative to the investments generated by our advisor for its own account. Based on the aforementioned factors and the supervision of our advisor by our independent directors, our independent directors determined that the provisions of the first amended and restated advisory agreement, as amended, are being carried out, and deemed it to be in our best interest to renew such agreement. This renewal has a term of one year and will terminate on July 18, 2010, unless earlier terminated or renewed for an additional one-year term upon written mutual consent of the parties to the agreement.

Share Repurchase Plan

The following information should be read in conjunction with the discussion contained in the “Share Repurchase Plan” section beginning on page 148 of the prospectus and the Share Repurchase Plan attached as Exhibit D to the prospectus:

Our share repurchase plan, or the Plan, provides that we may, in our sole discretion, repurchase our shares of common stock on a quarterly basis. At the annual meeting of our board of directors held on June 23, 2009, in accordance with the discretion given it under the Plan, our board of directors determined to repurchase shares only with respect to requests made in connection with a stockholder’s death or qualifying disability, as determined by our board of directors and in accordance with the terms and conditions set forth in the Plan. Our board of directors determined that it is in our best interest to conserve cash and therefore no other repurchases requested during or prior to the first and second quarters of 2009 will be made. Our board of directors considers requests for repurchase quarterly. If a stockholder previously submitted a request for repurchase of his or her shares that has not yet been effected, we will consider those requests at the end of the third quarter of 2009, unless the stockholder withdraws the request.

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